UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES COMMENCEMENT OF OFFERS TO EXCHANGE NEW REGISTERED SECURITIES FOR SECURITIES OFFERED IN PRIVATE TRANSACTIONS

RIO DE JANEIRO, BRAZIL – August 17, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the commencement of offers (the “Exchange Offers”) by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) to exchange up to U.S.$3,759,866,000 aggregate principal amount of PGF’s newly issued 5.299% Global Notes due 2025 (CUSIP/ISIN: 71647N AV1 / US71647NAV10) (the “New 2025 Notes”) and up to U.S.$5,836,134,000 aggregate principal amount of PGF’s newly issued 5.999% Global Notes due 2028 (CUSIP/ISIN: 71647N AY5 / US71647NAY58) (the “New 2028 Notes,” and together with the New 2025 Notes, the “New Notes”) in each case registered under the Securities Act of 1933, as amended, for an equal principal amount of PGF’s issued and outstanding 5.299% Global Notes due 2025 (CUSIPs/ISINs: 71647N AT6; N6945A AJ6 / US71647NAT63; USN6945AAJ62) (the “Old 2025 Notes”) and 5.999% Global Notes due 2028 (CUSIPs/ISINs: 71647N AW9; N6945A AK3 / US71647NAW92; USN6945AAK36) (the “Old 2028 Notes,”, and together with the Old 2025 Notes, the “Old Notes”). The Exchange Offers are being made pursuant to an exchange offer prospectus, dated August 17, 2018 (as may be amended or supplemented, the “Prospectus”) which sets forth in more detail the terms and conditions of the Exchange Offers.

The Exchange Offers commenced on August 17, 2018, and will expire at 5:00 p.m. New York City time, on September 20, 2018, unless earlier terminated or extended by PGF (such time and date, as the same may be extended, the “Expiration Date”).    Old Notes tendered may be withdrawn at any time prior to 5:00 p.m. New York City time on the Expiration Date, but not thereafter.

The terms of the New Notes to be issued are substantially identical to the Old Notes, except for terms with respect to additional interest payments, registration rights and legends reflecting transfer restrictions. The New Notes will be unconditionally and irrevocably guaranteed by Petrobras. Holders of Old Notes accepted for exchange will receive interest on the corresponding New Notes and not on such Old Notes. Any Old Notes not tendered or accepted for exchange will remain outstanding.

PGF’s obligation to accept any Old Notes tendered in the Exchange Offers is subject to the satisfaction of certain customary conditions applicable to the Exchange Offers as described in the Prospectus. PGF has reserved the right, subject to applicable law, to waive any and all conditions to the Exchange Offers.

# # #

The Bank of New York Mellon is acting as the exchange agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Prospectus and related documents may be directed to The Bank of New York Mellon at +1 (212) 815-4259. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Old Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in, the Exchange Offers, before the deadlines specified herein and in the Prospectus. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Prospectus.

This announcement is for informational purposes only. This announcement is not an offer to exchange any Old Notes. The Exchange Offers are being made solely pursuant to the Prospectus and related documents. The Exchange Offers are not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. No authority has passed upon the accuracy or adequacy of the Prospectus or any documents related to the Exchange Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
LARRY CARRIS CARDOSO
Title:	Attorney in Fact

Date: August 17, 2018.